February 17, 2016

United States
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Martin James

Re:  Medovex Corp.
        Amendment No. 1 to Form 10-K for the Fiscal Year Ended
        December 31, 2014
                        Filed January 8, 2016
        Amendment No. 2 to Form 10-Q for the Quarterly Period Ended
        September 30, 2015
        Filed January 8, 2016
        Amendment No. 1 to Form 8-K dated June 10, 2015
        Filed June 12, 2015
        File No. 001-36763

Dear Mr. James:

We are responding to your comment letter dated January 25, 2016.  The responses are numbered to coincide with the numbers in your comment.

Comment

1.
We note your response to comment saying that you have revised your disclosure within your filing to indicate that your disclosure controls and procedures were not effective in light of the noted deficiencies.  However, your current disclosure still indicates that your disclosure controls and procedures were effective.  Please amend your filing as outlined in your response to disclose that your disclosure controls and procedures were not effective as of December 31, 2014.

Response:   In the 10-K/A-2 being filed concurrently herewith, we have revised the disclosure to indicate that our disclosure controls and procedures are not effective in light of the noted deficiencies.

Comment

2.
In the second paragraph of this section you refer to your conclusion on ICFR as of September 30, 2015.  This appears to be a typographical error.  Please revise.

Response: In the amended 10-K, the Company has fixed the typographical error.

Comment

3.
We note that your certifications refer to the Form 10-K/A for the fiscal year ended December 31, 2015.  Please file an amendment to your Form 10-K for the fiscal year ended December 31, 2014 that includes the entire filing together with corrected Exhibit 32 certifications that refer to the proper periods.

Response: In the amended 10-K/A-2, we have fixed the certifications so that they refer to the fiscal year ended December 31, 2014.

Comment

4.
We note your response to comment 4.  Please tell us if you are going to amortize this intangible asset and the useful life that you have assigned to it.  Refer to the guidance in ASC 350-30-35.

Response: The developed technology and process and trademark/trade names will be amortized on a straight-line basis over their economic lives for financial reporting purposes.  The Company has established the economic life of developed technology and process to be seven years and the economic life of trademarks/trade names to be five years.  The Company believes that this treatment is consistent with the guidance in ASC 350-30-35.

 Comment

5.
We note that in the amendments filed in response to comment 5 you concluded that your disclosure controls and procedures were effective.  Considering your response to comment 1 that your disclosure controls and procedures and your internal controls over financial reporting were not effective as of December 31, 2014, and since we note no changes in your disclosure controls and procedures and your internal control over financial reporting discussed in the filings, please explain to us how you were nonetheless able to conclude that your disclosure controls and procedures were effective as of March 31, June 30, and September 30, 2015, respectively.

Response: We have amended the disclosure in our Form 10-Q’s for the quarters ended March 31, June 30 and September 30 to indicate that the Company’s internal controls were not effective as of such dates.

Comment

6.
We note your response to comment 8.  As outlined in your response, please amend to include the pro forma financial information required by Item 9.01(b) of Form 8-K and Rule 8-05 of Regulation S-K.

Response: Please note that the Company has filed Amendment #2 to the Form 8-K to include the pro-forma financial information required by Item 9.01(b) of Form 8-K and Rule 8-05 of Regulation S-K.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Thank you.
Yours truly, /s/ Arthur S. Marcus Arthur S. Marcus